UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company (Issuer))

Tom Merger Sub Inc.

a wholly owned subsidiary of

IG Design Group Americas, Inc.

a wholly owned subsidiary of

IG Design Group Plc

(Names of Filing Persons (Offerors))

Common Stock, $0.10 par value per share

(Title of Class of Securities)

125906 10 7

(CUSIP Number of Class of Securities)

Copies to:

Gideon Schlessinger,

President and CEO

IG Design Group Americas, Inc.

555 Glenridge Connector, Suite 300

Atlanta, Georgia 30342

Telephone: (770) 551-9727

Copy to:

Andrew Hough, Esq.

Seyfarth Shaw LLP

1075 Peachtree Street, NE

Suite 2500

Atlanta, Georgia 30309

Telephone: (404) 885-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑    Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Tom Merger Sub Inc. (“Purchaser”), a wholly-owned subsidiary of IG Design Group Americas, Inc. (“Parent”), a wholly-owned subsidiary of IG Design Group Plc (ÍG Design), for all of the outstanding shares of common stock of CSS Industries, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 20, 2020, among IG Design, Parent, Purchaser and the Company.

In connection with the proposed acquisition, IG Design will cause Purchaser to commence a tender offer for the outstanding shares of the Company. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that IG Design and its acquisition subsidiary, Purchaser, will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, IG Design, Parent and Purchaser will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents when they become available because they will contain important information that holders of shares of the Company should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

EXHIBIT INDEX

2.1	Agreement and Plan of Merger dated as of January 20, 2020 by and among CSS Industries, Inc., IG Design Group Plc, IG Design Group Americas, Inc. and Tom Merger Sub Inc.

99.1	Media Release of IG Design Group Plc dated January 20, 2020.

99.2	Letter dated January 20, 2020 from Paul Fineman, CEO of IG Design Group Plc, to employees of IG Design Group Plc.

99.3	Employee Q&A of IG Design Group Plc dated January 20, 2020.

99.4	Transcript of video message from Paul Fineman, CEO of IG Design Group Plc, to employees of CSS Industries, Inc. published January 20, 2020.